# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MasterCraft Boat Holdings, Inc., CIK 0001638290
CUSIP: 57637H103
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 100 CHEROKEE COVE DRIVE, VONORE, Tennessee (TN), 37855
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001645721-24-000016
Filed by CIK 0001645721

## Reporting persons
- Divisar Partners QP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,094,065; sole dispositive power 0; shared dispositive power 1,094,065; aggregate amount beneficially owned 1,094,065 (6.6% of the class)
  Comment: Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Divisar Partners QP, L.P. expressly disclaims beneficial ownership over any Partners of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Divisar Partners QP, L.P. is the beneficial owner of any of the securities reported Partners herein.
- Divisar Capital Management LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,175,045; sole dispositive power 0; shared dispositive power 1,175,045; aggregate amount beneficially owned 1,175,045 (7.1% of the class)
- Steven Baughman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,175,045; sole dispositive power 0; shared dispositive power 1,175,045; aggregate amount beneficially owned 1,175,045 (7.1% of the class)

## Item 1. Issuer
Name of issuer: MasterCraft Boat Holdings, Inc.
Address of issuer's principal executive offices: 100 CHEROKEE COVE DRIVE, VONORE, TENNESSEE, 37855.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i) Divisar Partners QP, L.P.

(ii) Divisar Capital Management, LLC

(iii) Steven Baughman
Address of principal business office or, if none, residence:
i) Divisar Partners QP, L.P.
275 Sacramento Street, 8th Floor
San Francisco, CA 94111

(ii) Divisar Capital Management, LLC
275 Sacramento Street, 8th Floor
San Francisco, CA 94111

(iii) Steven Baughman
275 Sacramento Street, 8th Floor
San Francisco, CA 94111
Citizenship:
(i) Divisar Partners QP, L.P. - DE

(ii) Divisar Capital Management, LLC - DE

(iii) Steven Baughman - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Divisar Capital Management, LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Divisar Capital Management, LLC, which serves as the general partner and investment manager to each of Divisar Partners QP, L.P. and Divisar Partners, L.P., (collectively the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Steven Baughman, as CEO of Divisar Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of the Funds are the beneficial owner of any of the securities reported herein.

Divisar Partners QP, L.P.
Amount beneficially owned: 1,094,065

Divisar Capital Management, LLC
Amount beneficially owned: 1,175,045

Steven Baughman
Amount beneficially owned: 1,175,045
Percent of class:
Based on 16,605,130 shares of Common Stock as of May 2, 2025, as represented by the Issuer in Form 10-Q filed with the SEC on May 7, 2025.

Divisar Partners QP, L.P.
Percent of Class: 6.6%

Divisar Capital Management, LLC
Percent of Class: 7.1%

Steven Baughman
Percent of Class: 7.1%
Sole power to vote or to direct the vote:
Divisar Partners QP, L.P.
Sole power to vote or to direct vote: 0

Divisar Capital Management, LLC
Sole power to vote or to direct vote: 0

Steven Baughman
Sole power to vote or to direct vote: 0
Shared power to vote or to direct the vote:
Divisar Partners QP, L.P.
Shared power to vote or to direct vote: 1,094,065

Divisar Capital Management, LLC
Shared power to vote or to direct vote: 1,175,045

Steven Baughman
Shared power to vote or to direct vote: 1,175,045
Sole power to dispose or to direct the disposition:
Divisar Partners QP, L.P.
Sole power to dispose or to direct the disposition of: 0

Divisar Capital Management, LLC
Sole power to dispose or to direct the disposition of: 0

Steven Baughman
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Divisar Partners QP, L.P.
Shared power to dispose or to direct the disposition of: 1,094,065

Divisar Capital Management, LLC
Shared power to dispose or to direct the disposition of: 1,175,045

Steven Baughman
Shared power to dispose or to direct the disposition of: 1,175,045

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Note Above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Divisar Partners QP, L.P.: /s/ Steven Baughman, CEO, Divisar Capital Management,LLC, its General Partner (05/15/2025)
- Divisar Capital Management LLC: /s/ Steven Baughman, CEO (05/15/2025)
- Steven Baughman: /s/ Steven Baughman, Steven Baughman (05/15/2025)